Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Skeena Resources Limited (the “Company” or “Skeena”)

Suite 650 – 1021 West Hastings St.

Vancouver, BC V6E 0C3

Telephone: (604) 684-8725

Item 2.	Date of Material Change

September 26, 2022.

Item 3.	News Release

The news release announcing the material change was issued at Vancouver, British Columbia on September 26, 2022 and was disseminated via Accesswire and was filed on SEDAR.

Item 4.	Summary of Material Change

On September 26, 2022, the Company announced that it had repurchased the 0.5% net smelter return (“NSR”) royalty held by Barrick Gold Inc. on the Eskay Creek gold-silver Project located in the Golden Triangle of British Columbia (“Eskay Creek” or the “Project”), at a cost of C$17.5 million.

Item 5.	Full Description of Material Change

On September 26, 2022, the Company announced that it had repurchased the 0.5% NSR royalty held by Barrick Gold Inc., a subsidiary of Barrick Gold Corporation (“Barrick Gold”), on Eskay Creek at a cost of C$17.5 million. The Company initially granted Barrick Gold a NSR royalty of 1% over Eskay Creek in connection with the Company’s acquisition of the Project. This royalty has been reduced to a 0.5% NSR as a result of this transaction.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Andrew MacRitchie, CFO, Tel No: 604-684-8725

Item 9.	Date of Report

Dated at Vancouver, BC, this 29th day of September 2022.